July 20, 2022

VIA EDGAR

Ms. Kathryn Jacobson

Senior Staff Accountant

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Salem Media Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 4, 2022

8-K filed May 10, 2022

File No. 000-26497

Dear Ms. Jacobson:

Set forth below are our responses to the comments provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in a letter dated June 29, 2022, relating to the above-captioned filings of Salem Media Group, Inc. For your convenience, we have set forth the Staff’s comments preceding our response. References to “we,” “us,” “our” and “management” refer to Salem Media Group, Inc. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2021

Financial Statements

Consolidated Statements of Operations, page 68

1.

Please explain to us your rationale for reporting the net gain on the disposition of assets within Operating income (loss). In this regard, we note within your consolidated statements of cash flows you reduce net income by the net gain when arriving at net cash provided by operating activities and report the proceeds from the sale of long-lived assets within net cash provided by (used in) investing activities.

RESPONSE

We acknowledge the Staff’s comment. We believe that reporting a gain or loss from the disposition of a long-lived asset, which is not a discontinued operation, is appropriate within operating income (loss) in accordance with ASC 360-10-45-5. We adjusted net income for the net amount of the gain to arrive at net cash provided by operating activities in accordance with ASC 230-45-28b and recorded the cash proceeds from the sale as an investing activity in accordance with ASC 230-20-45-12c.

We provide the following details of the two significant transactions:

On November 30, 2021, we sold approximately 77 acres of land in Tampa, Florida for $13.5 million in cash. The land was being used as the transmitter site for WTBN-AM and was an integral part of our broadcast operations for this station. We moved WTBN-AM from the land that was sold to another parcel in the Tampa market where we operate WGUL-AM. At this second site, we built a diplex whereby we now operate both WTBN-AM and WGUL-AM using the same towers at the same location. We recognized a pre-tax gain on the sale of $12.9 million on the sale of land used in our operations. We continue to operate WTBN-AM in the Tampa, Florida market with a somewhat reduced broadcast signal.

On July 23, 2021, we sold approximately 34 acres of land in Lewisville, Texas, for $12.1 million in cash. The land was being used as the transmitter site for our radio station KSKY-AM and was an integral part of our broadcast operations for this station. We retained nine acres of land in the southwest corner of the site to continue operating the radio station and relocated our towers and other equipment to that portion of the real property. We recognized a pre-tax gain on the sale of $10.5 million on the sale of a portion of the land. We continue to operate KSKY-AM in the Dallas, Texas market with a similar broadcast signal.

Consolidated Statement of Cash Flows, page 70

2.

We note in Notes 3 and 11 that $112.8 million of the 2024 Notes were exchanged for $114.7 million of the 2028 Notes. Please tell us why you report cash proceeds and cash payments from what appears to be a non-cash transaction, within financing activities in your statements of cash flows.

RESPONSE

We acknowledge the Staff’s comment and note that we were required at the time of closing to make cash payments against the 2024 Notes with cash proceeds from the funding of the 2028 Notes. These cash proceeds and cash payments were reported within financing activities within the consolidated Statement of Cash Flow. We believe this presentation to be appropriate in accordance with ASC 230-10-45-14 and 15, that requires separate reporting for debt proceeds and debt repayments.

In future filings, we will provide the following expanded disclosure of the transaction:

On September 10, 2021, we refinanced $112.8 million of the 2024 Notes for $114.7 million (reflecting a call premium of 1.688%) of newly issued 7.125% Senior Secured Notes due 2028 (“2028 Notes”). Contemporaneously with the refinancing, we obtained commitments from the holders of the 2028 Notes to purchase up to $50 million in additional 2028 Notes (“Delayed Draw 2028 Notes,”) contingent upon satisfying certain performance benchmarks, the proceeds of which are to be used exclusively to repurchase or repay the remaining balance outstanding of the 2024 Notes.

We used the proceeds from 2028 Notes to fund the repurchase of a portion of our 2024 Notes. The 2028 Notes and the related guarantees were sold to certain holders of the 2024 Notes, whom we believe to be qualified institutional buyers, in a private placement. The 2028 Notes and the related guarantees have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or any state securities laws. The transaction was assessed on a lender-specific level and was accounted for as a debt modification in accordance with FASB ASC Topic 470.

Form 8-K filed May 10, 2022

Exhibit 99.1

Supplemental Information, page 13

3.

Please revise so that the Non-GAAP measure, Adjusted Free Cash Flow, is reconciled directly to Net Cash Provided by Operating Activities and that all cash adjustments derived from the financial statements to reconcile these two measures are transparent. Additionally, please revise your definition of Adjusted Free Cash Flow (page 12) so that it is based on Net Cash Provided by Operating Activities, instead of Adjusted EBITDA and the directly reconciling adjustments are clearly identified. Please provide us your proposed disclosure.

RESPONSE

We acknowledge the Staff’s comment and to avoid potentially misleading inferences from the use of the non-GAAP measure, we will discontinue reporting Adjusted Free Cash Flow in future filings.

Please contact me at (805) 987-0400 with any questions or if you require further information.

Sincerely,

/s/ Evan D. Masyr

Executive Vice President and Chief Financial Officer

cc:

Securities and Exchange Commission

Kathryn Jacobson

Robert Littlepage

Salem Media Group, Inc.

David P. Santrella

Eric H. Halvorson

Christopher J. Henderson

Moss Adams LLP

Jason Lawson